UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 10CHARGE, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   880237 10 2

--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 10Charge, Inc.

                  Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 2004

--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

         Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         .......Viktor Rozsnyay.................................................
--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   .................................................................
         (b)   .................................................................
--------------------------------------------------------------------------------
         3. SEC Use Only........................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) (See item 3)......OO.............
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) ....................................................
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization
         Hungarian..............................................................
--------------------------------------------------------------------------------
Number of            7. Sole Voting Power ...... 25,791,666.....................
Shares               -----------------------------------------------------------
Beneficially         8. Shared Voting Power .........0..........................
Owned by             -----------------------------------------------------------
Each                 9. Sole Dispositive Power...... 25,791,666.................
Reporting            -----------------------------------------------------------
Person With          10. Shared Dispositive Power..........0....................
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting
         Person ....... 25,791,666..............................................
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ....................................................
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) ......25.79%....
--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)

         ............................IN.........................................
         .......................................................................
         .......................................................................
         .......................................................................
         .......................................................................
--------------------------------------------------------------------------------



Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following:

         Effective as of March 5, 2004, Mr. Rozsnyay sold an aggregate of 2,475,000 shares of Common Stock to 17 individuals in private transactions and gifted 1,900,000 shares of Common Stock to three individuals.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) and (b) is hereby amended as follows:

         (a) Reporting person beneficially owns an aggregate of 25,791,666 shares of Common Stock, representing 25.79% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 and the shares of Common Stock issued as a result of the acquisition described in Mr. Rozsnyay's 13D filed on January 5, 2004 .

         (b) As to the 25,791,666 shares indicated above, reporting person has sole power to vote and dispose or direct the disposition thereof.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:       March 5, 2004
                                                    ---------------------------

                                                     /s/ Viktor Rozsnyay

                                                    ---------------------------
                                                         Viktor Rozsnyay